EXHIBIT 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Income from Continuing Operations	$152,222	$114,307	$21,351	$193,341	$124,335	$220,224	$156,501
Fixed Charges	100,183	105,367	138,712	143,410	156,844	148,110	81,451
Adjusted Earnings	$252,405	$219,674	$160,063	$336,751	$281,179	$368,334	$237,952

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$100,183	$105,367	$138,712	$143,410	$156,844	$148,110	$81,451
Preferred distributions	22,410	22,410	29,880	29,880	29,880	26,769	7,656

Combined Fixed Charges and Preferred distributions	$122,593	$127,777	$168,592	$173,290	$186,724	$174,879	$89,107
Ratio of Earnings to Fixed Charges	2.06x	1.72x	0.95x	1.94x	1.51x	2.11x	2.67x